Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on December 29, 2020

Shanghai, November 24, 2020 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it will hold its annual general meeting (the “AGM”) at Daqo New Energy Corp. Shanghai Office, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China on December 29, 2020 at 10 A.M. (Beijing time).

Holders of record of the Company’s ordinary shares at the close of business in the Cayman Islands on December 8, 2020 will be entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, from its website at http://www.dqsolar.com, by emailing the Company’s Investor Relations Department at dqir@daqo.com, or by writing to:

Daqo New Energy Corp. Shanghai Office

29th Floor, Huadu Building

No. 838, Zhangyang Road

Pudong District, Shanghai 200122

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For more information, please visit www.dqsolar.com